

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2014

<u>Via E-mail</u>
Eric Ya Shen
Chief Executive Officer
Vipshop Holdings Limited
No. 20 Huahai Street
Liwan District, Guangzhou 510370
The People's Republic of China

  Re: **Vipshop Holdings Limited**
     Form 20-F for the Fiscal Year Ended December 31, 2012
     Filed April 10, 2013
     File No. 001-35454

Dear Mr. Shen:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ William H. Thompson

          William H. Thompson
          Accounting Branch Chief

cc: Z. Julie Gao
    Skadden, Arps, Slate, Meagher & Flom LLP